[LETTERHEAD OF BREYER & ASSOCIATES PC]

November 20, 2009

Via EDGAR

Michael R. Clampitt, Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C.  20549

Re:	Provident Financial Holdings, Inc. Registration Statement on Form S-1/A
File Number 333-162415

Dear Mr. Clampitt:

Pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, on behalf of our client Provident Financial Holdings, Inc. (“Provident”), we enclose herewith for filing Pre-Effective Amendment No. Two (the “Amendment”) to Provident’s Registration Statement on Form S-1 relating to Provident’s proposed offering.

The Amendment responds to comments raised by the Staff of the Securities and Exchange Commission in its letter dated November 19, 2009 (the “Comment Letter”).  Provident’s responses to the Staff’s comments are numbered to correspond to the numbered comments in the Comment Letter.

Registration Statement on Form S-1/A filed November 13, 2009

Risk Factors, page 8

We note your response to comment 5 of our letter dated November 2, 2009 and the disclosures that you have included in your Form 10-Q for the quarter ended September 30, 2009. Please include a Risk Factor in your registration statement to include a discussion of the specific risks associated with the high percentage of non-traditional loans that are non-performing and fully amortize between one and five years.

Michael R. Clampitt, Senior Attorney
Securities and Exchange Commission
November 20, 2009

Response: We have added a new risk factor on page 11 in response to this comment.  In addition, the risk factor entitled “Our emphasis on non-traditional single-family residential loans exposes us to increased lending risk” on page 9 also addresses this comment.

Capital Purchase Program, page 23-24

2.
We note your response to comment 12 of our letter dated November 2, 2009. As a result of your disclosure in a Form 8-K filed on November 17, 2009, please revise your registration statement to include a thorough discussion of your reasons for withdrawing your application to participate in the Capital Purchase Program.

Response: We have added additional disclosure on pages 23-24 to explain Provident’s reasons for withdrawing its application to participate in the Capital Purchase Program.

Incorporation of Certain Documents by Reference, page 33

3.
We note your response to comment 13 of our letter dated November 2, 2009. Revise your registration statement to include all of the documents required by Item 12 of Form S-1, which requires incorporation by reference of proxy or information statements filed pursuant to Section 14 of the Exchange Act. It is insufficient to only incorporate the portions of your 2009 proxy materials incorporated by reference into the Form 10-K.

Response: We have inserted a specific reference on page 33 to the 2009 Proxy Materials.

* * * * *

Additionally, in response to the Staff’s request, Provident acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Provident’s filings; and (iii) Provident may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Michael R. Clampitt, Senior Attorney
Securities and Exchange Commission
November 20, 2009

We will provide requests from Provident for acceleration of the effective date of the registration statement as soon as the Staff is prepared to receive it.

We appreciate the Staff’s assistance in reviewing Amendment Number 2, and request that the Staff direct any questions with respect to these responses to the undersigned.

Very truly yours,

/s/John F. Breyer, Jr.

John F. Breyer, Jr.

cc:	(Marked copy by messenger)
Michael R. Clampitt, Senior Attorney, Mail Stop 4561
Eric Envall, Staff Attorney, Mail Stop 4720